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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

    Bechtel Corporation
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

   50 Beale Street,  P.O. Box 193965
--------------------------------------------------------------------------------
   (Street)

   San Francisco,                      CA                    94119
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     October 1, 2001
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Metromedia Fiber Network, Inc. "MFNX"
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable List)

     [_]  Form filed by One Reporting Person

     [X]  Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                                       (Instr. 5)
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


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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the form is filed by more than one Reporting Person, see Instruction
     5(b)(v).



                                                                          (Over)
(Form 3-07/98)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

  1. Title of Derivative 2. Date Exercisable        3. Title and Amount of Securities   4. Conver-      5. Owner-      6. Nature of
     Security (Instr. 4)    and Expiration Date        Underlying Derivative Security      sion or         ship           Indirect
                            (Month/Day/Year)           (Instr. 4)                          Exercise        Form of        Beneficial
                         ----------------------      ---------------------------------     Price of        Derivative     Ownership
                            Date        Expira-       Title                   Amount       Derivative      Security      (Instr. 5)
                            Exer-       tio                                   or           Security:       Direct
                            cisable     Date                                  Number                       (D) or
                                                                              of                           Indirect
                                                                              Shares                       (I)
                                                                                                      (Instr. 5)
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
                        (see        (see          class A common stock,                                                    (see
Warrant                 below)       below)       par value $.01 per share  25,000,000      $0.53875        D              below)
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8.5% Convertible        (see                      class A common stock,                                                    (see
Secured Promissory Note below)      09/30/03      par value $.01 per share  183,783,700     $0.53875        D              below)
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Explanation of Responses:

In connection with a Master Restructuring Agreement (the "MRA") dated as of October 1, 2001, among Bechtel Corporation ("Bechtel"),
Metromedia Fiber Network, Inc. ("MFN" or the "Issuer") and Metromedia Fiber Network Services, Inc. ("MFNS"), a wholly-owned subsidiary of the Issuer, MFNS issued to Bechtel a 8.5% convertible secured promissory note due September 30, 2003 (the "Note").
The Note is in the principal amount of $89 million but may be increased or decreased by $10 million as agreed by Bechtel, MFN and
MFNS. The Note is convertible into shares of MFN class A common stock, par value $.01 per share, upon satisfaction of conditions set forth in the Note. Also in connection with the MRA, Bechtel and MFN entered into a Warrant Agreement (the "Warrant Agreement"), dated as of October 1, 2001, pursuant to which MFN issued Bechtel a warrant (the "Warrant") to purchase 25,000,000 shares of MFN class A common stock, par value $.01 per share. The Warrant is exercisable upon satisfaction of conditions set forth in the Warrant
Agreement and expires on the fifth anniversary of the date such conditions are satisfied.

Bechtel is a wholly-owned subsidiary of Bechtel Group, Inc. (with principal executive offices at 50 Beale Street, P.O. Box 193965,
San Francisco, CA 94119)and therefore is the indirect beneficial owner of all of the shares of MFN class A common stock, par value
$.01 per share, beneficially owned by Bechtel.


**   Intentional misstatements or omissions of facts         Bechtel Group, Inc.
     constitute Federal Criminal Violations.

       See 18 U.S.C. 1001
       and 15 U.S.C 78ff(a).

Note:  File three copies of this Form, one of which          By:  /s/ W. Foster Wollen                          October 11, 2001
       must be manually signed.  If space provided is            ------------------------------------       -----------------------
       insufficient, see Instruction 6 for procedure.            Name:  W. Foster Wollen                              Date
                                                                 Title: Senior Vice President



                                                              Bechtel Corporation


                                                              By:  /s/ W. Foster Wollen                          October 11, 2001
                                                                  ------------------------------------       -----------------------
                                                                  Name:  W. Foster Wollen                              Date
                                                                  Title: Senior Vice President


                                                                          Page 2 of 2
